Exhibit 1

FOR IMMEDIATE RELEASE

November 12, 2004

Contact Information:
Nissin Co., Ltd.
Hitoshi Higaki
Managing Director and General Manager,
Operations Control Div.
Tel: (TOKYO) +81-3-3348-2424
E-mail:Info-ir@nissin-f.co.jp

Announcement of Increased Capitalization and Business Name Change of
Matsuyama Nissin Investment Consulting (Shanghai) Co., Ltd.,
a Consolidated Subsidiary of Nissin Co., Ltd.

This is to notify that Nissin Co., Ltd. (“the Company”) will conduct a capital increase of Matsuyama Nissin Investment Consulting (Shanghai) Co., Ltd. (“Matsuyama Nissin”) (Head Office: Shanghai, China; President: Yunwei Chen (Director of the Company)), a consolidated subsidiary of the Company, in order to further strengthen and promote business operations in China. This is also to notify that the business name of Matsuyama Nissin shall be changed at the same time.

1.	Reasons for the Increased Capitalization and Name Change

Since being founded in Shanghai, China in July of this year, Matsuyama Nissin has provided a variety of consulting services and performed market research on such topics as the finance needs of small-to-medium sized businesses in the Chinese market and methods to develop a credit business in this type of market.

As a result, the Company has concluded that it is important to establish an organization that is ready for the increased deregulation of the financial markets in China and is built in a flexible manner so that it can respond in this high-growth market. Consequently, the Company determined that there was a need to expand finance-related businesses in the market and strategically build such a system in the earliest possible timeframe. For this reason, the Company decided to implement an increased capitalization strategy for Matsuyama Nissin.

The increase in capitalization will allow Matsuyama Nissin to add real-estate related business and the ability to participate in a wide variety of projects to its regular business field of consulting services. With this, Matsuyama Nissin will be able to ensure a new source of profits, and at the same time, begin building the foundation for a full-fledged entry into the credit business in the Chinese market; the latter effort will tie into the accumulation of know-how in the Chinese credit market for the Company.

In the future, Matsuyama Nissin will aggressively seek out strategic alliances, primarily in the Shanghai region, in order to expand its sales operation foundation. Through such efforts, it plans to develop projects that help invigorate trading and promote the development of small to medium-sized enterprises in both China and Japan.

In light of the expanded scope of business operations because of the increased capitalization, the Company has decided to change the business name of Matsuyama Nissin Investment Consulting (Shanghai) Co., Ltd. to Matsuyama Nissin Investment & Consulting (Shanghai) Co., Ltd.

2.	Company Profile of Matsuyama Nissin

(1)	New Company Name:	Matsuyama Nissin Investment & Consulting (Shanghai) Co., Ltd.
(2)	Representative:	Yunwei Chen / President
(3)	Address:	Suite 1307-1308, Shanghai Times Square Office, No. 93 Huaihai Middle Rd., Shanghai 200021, China
(4)	Establishment:	July 9, 2004
(5)	Capital before capital increase:	US$500,000
(6)	Capital after capital increase:	US$10,000,000
(7)	Shareholders:	Fully-owned subsidiary of Nissin Co., Ltd.
(8)	Main Business:	Various consulting services; provision of commercial real-estate facilities and related services